
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2) *


                              CV THERAPEUTICS, INC.
                              ---------------------
                                (Name of Issuer)



                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   126667 10 4
                                 --------------
                                 (CUSIP Number)


                                  JUNE 7, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                                Page 1 of 6 Pages

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
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CUSIP No. 126667 10 4                          Schedule 13G              Page 2 of 6 Pages
-------------------------                                             ------------------------


----------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         Quintiles Transnational Corp.
         I.R.S. Employer Identification No.:  56-1714315
----------------------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a) [ ]
         (b) [ ]

         Joint Filing
----------------------------------------------------------------------------------------------
3) SEC USE ONLY


----------------------------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

         North Carolina
----------------------------------------------------------------------------------------------
                                    5) SOLE VOTING POWER
NUMBER OF                                                                                 -0-
SHARES                              ----------------------------------------------------------
BENEFICIALLY                        6) SHARED VOTING POWER
OWNED BY                                                                           968,705(1)
EACH                                ----------------------------------------------------------
REPORTING                           7) SOLE DISPOSITIVE POWER
PERSON                                                                                    -0-
WITH:                               ----------------------------------------------------------
                                    8) SHARED DISPOSITIVE POWER
                                                                                   968,705(1)
----------------------------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                   968,705(1)
----------------------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)
                                                                                         [  ]
----------------------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                     4.91%(2)
----------------------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON (See Instructions)
                                                                                           CO
----------------------------------------------------------------------------------------------

(1) Includes 968,705 shares of common stock of CV Therapeutics, Inc. (the "Issuer"), par value $.001 per share, held by QFinance, Inc., a wholly-owned subsidiary of Quintiles Transnational Corp., which are reported by QFinance, Inc. on the following page.

(2) Calculated based on 19,748,008 shares of outstanding Common Stock of the Issuer on April 30, 2001, as reported in the Issuer's Form S-3/A filing with the Securities and Exchange Commission on May 24, 2001.



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CUSIP No. 126667 10 4                          Schedule 13G              Page 3 of 6 Pages
-------------------------                                             ------------------------


----------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         QFinance, Inc.
         I.R.S. Employer Identification No.:  62-1784909
----------------------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a) [ ]
         (b) [ ]

         Joint Filing
----------------------------------------------------------------------------------------------
3) SEC USE ONLY


----------------------------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------------------------------------------------------------------------------
                                    5) SOLE VOTING POWER
NUMBER OF                                                                                 -0-
SHARES                              ----------------------------------------------------------
BENEFICIALLY                        6) SHARED VOTING POWER
OWNED BY                                                                              968,705
EACH                                ----------------------------------------------------------
REPORTING                           7) SOLE DISPOSITIVE POWER
PERSON                                                                                    -0-
WITH:                               ----------------------------------------------------------
                                    8) SHARED DISPOSITIVE POWER
                                                                                      968,705
----------------------------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                      968,705
----------------------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)
                                                                                         [  ]
----------------------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                     4.91%(1)
----------------------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON (See Instructions)
                                                                                           CO
----------------------------------------------------------------------------------------------

(1) Calculated based on 19,748,008 shares of outstanding Common Stock of the Issuer on April 30, 2001, as reported in the Issuer's Form S-3/A filing with the Securities and Exchange Commission on May 24, 2001.

-------------------------                               ------------------------

CUSIP No. 126667 10 4              Schedule 13G            Page 4 of 6 Pages
-------------------------                               ------------------------


ITEM 1.

         (a) Name of Issuer

         CV Therapeutics, Inc.

         (b) Address of Issuer's Principal Executive Offices

         3172 Porter Drive
         Palo Alto, California 94304

ITEM 2.

         (a) Name of Person Filing

         This statement is filed jointly on behalf of Quintiles Transnational Corp. ("Quintiles") and QFinance, Inc. ("QFinance"), a wholly-owned subsidiary of Quintiles, pursuant to Rule 13d-1(k)(1).

         (b) Address of Principal Business Office or, if none, Residence

         Quintiles' principal business office is at 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. QFinance's principal business office is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

         (c) Citizenship

         Quintiles is a North Carolina corporation. QFinance is a Delaware corporation.

         (d) Title of Class of Securities

         Common stock, par value $.001 per share

         (e) CUSIP Number

         126667 10 4

ITEM 3.

         Not applicable.

ITEM 4. Ownership

         (a) Amount Beneficially Owned: 968,705 shares.

         (b) Percent of Class:

         Such 968,705 shares of Common Stock are 4.91% of the 19,748,008 shares of Common Stock outstanding as of April 30, 2001, as reported by CV Therapeutics, Inc. in its S-3/A filed with the Securities Exchange Commission on May 24, 2001.

         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:                       -0-

                  (ii) shared power to vote or to direct the vote:                968,705

                  (iii) sole power to dispose or to direct the disposition of:        -0-

                  (iv) shared power to dispose or to direct the disposition of:   968,705

-------------------------                               ------------------------

CUSIP No. 126667 10 4              Schedule 13G            Page 5 of 6 Pages
-------------------------                               ------------------------


ITEM 5. Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

ITEM 8. Identification and Classification of Members of the Group

         Not applicable.

ITEM 9. Notice of Dissolution of Group

         Not applicable.

ITEM 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2001

                                            QUINTILES TRANSNATIONAL CORP.


                                            By:    /s/ James L. Bierman
                                                   --------------------
                                            Name:      James L. Bierman
                                            Title:     Chief Financial Officer

                                            QFINANCE, INC.


                                            By:    /s/Thomas Perkins
                                                   -----------------
                                            Name:     Thomas Perkins
                                            Title:    President

-------------------------                               ------------------------

CUSIP No. 126667 10 4              Schedule 13G            Page 6 of 6 Pages
-------------------------                               ------------------------


                                  EXHIBIT INDEX

Exhibit Number             Description

         1                 Joint Filing Agreement between
                           Quintiles Transnational Corp.
                           and QFinance, Inc.*

-----------------
*Previously filed